Exhibit 99.1

AI OKTO Announces the Sale of the LPG Carrier Dream Arrax

Limassol, Cyprus, October 23, 2026 – AI OKTO CORP. (NASDAQ: AIOK) (“AI OKTO”, or the “Company”), an international ship-owning company providing energy transportation services globally, announced today that it has entered into an agreement with a wholly owned subsidiary of Robin Energy Ltd. (“Robin”), a Nasdaq-listed company controlled by our Chairman and Chief Executive Officer, for the sale of the Dream Arrax, a 2015-built 5,000 cbm LPG Carrier vessel for a sale price of $18 million.

The terms of the transaction were approved by the Boards of AI OKTO and Robin, following the negotiation and recommendation by special committees of the independent and disinterested directors of the Boards of AI OKTO and Robin.

The vessel is expected to be delivered to its new owner during the fourth quarter of 2026 and is subject to the satisfaction of certain customary closing conditions.

About AI OKTO CORP.

AI OKTO CORP. is an international ship-owning company providing energy transportation services globally. Following the above mentioned transaction, the Company’s fleet will consist of one 5,000 cbm LPG Carrier that carries petrochemical gases worldwide.

AI OKTO is incorporated under the laws of the Republic of the Marshall Islands. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “AIOK”.

For more information, please visit the Company’s website at www.aiokto.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements related to the anticipated completion of the vessel sale and the timing of delivery of the vessel.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or other developments occurring after the date of this communication.

CONTACT DETAILS

For further information please contact:

Investor Relations
AI OKTO CORP.
Email: ir@aiokto.com